UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

HALLMARK FINANCIAL SERVICES, INC.
(Name of Issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.03 PER SHARE
(Title of Class of Securities)

40624Q104
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 40624Q104

1	NAME OF REPORTING PERSON NEWCASTLE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,108,890
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,108,890
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,108,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 40624Q104

1	NAME OF REPORTING PERSON NEWCASTLE SPECIAL OPPORTUNITY FUND I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,643,965
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,643,965
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,643,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 40624Q104

1	NAME OF REPORTING PERSON NEWCASTLE SPECIAL OPPORTUNITY FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,630,865
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,630,865
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 40624Q104

1	NAME OF REPORTING PERSON NEWCASTLE CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,901,271
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,901,271
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,901,271
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 40624Q104

1	NAME OF REPORTING PERSON NEWCASTLE CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,901,271
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,901,271
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,901,271
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 40624Q104

1	NAME OF REPORTING PERSON MARK E. SCHWARZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,971,259
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,971,259
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,971,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 40624Q104

1	NAME OF REPORTING PERSON NEWCASTLE FOCUS FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,400
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 40624Q104

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by the undersigned. This Amendment No. 7 amends the Schedule 13D as specifically set forth herein. Capitalized terms used without definition shall have the meanings given to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

Items 2(a), 2(b) and 2(c). This Statement is jointly filed by Newcastle Partners, L.P., a Texas limited partnership (“NP”), Newcastle Special Opportunity Fund I, L.P., a Delaware limited partnership (“NSOF I”), Newcastle Special Opportunity Fund II, L.P., a Delaware limited partnership (“NSOF II”), Newcastle Capital Management, L.P., a Texas limited partnership (“NCM”), Newcastle Capital Group, L.L.C., a Texas limited liability company (“NCG”), Newcastle Focus Fund II, L.P., a Texas limited partnership (“NFF”), and Mark E. Schwarz  (together with Mr. Schwarz, NP, NSOF I, NSOF II, NCM, NCG and NFF collectively referred to as the “Reporting Persons”).  Each of NCM, as the general partner of NP, NSOF I, NSOF II and NFF, NCG, as the general partner of NCM, and Mark E. Schwarz, as the managing member of NCG, may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock beneficially owned by NP, NSOF I, NSOF II and NFF.  The Reporting Persons are filing this joint Statement, as they may be considered a “group” under Section 13(d)(3) of the Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

As stated above, Mark E. Schwarz is the managing member of NCG. The principal business of NCG is acting as the general partner of NCM.  The principal business of NCM is acting as the general partner of NP, NSOF I, NSOF II and NFF.  The principal business of NP, NSOF I, NSOF II and NFF is investing in securities.  The principal business address for each of the Reporting Persons is 200 Crescent Court, Suite 1400, Dallas, Texas 75201.

Item 2(d).  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e).  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f).  Mark E. Schwarz is a citizen of the United States of America.

CUSIP NO. 40624Q104

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety to read as follows:

As of the filing date of this Amendment No. 7, NP had  invested  $44,153,464  (inclusive of brokerage commissions) in shares of Common Stock of the Issuer (including 1,515,151 shares that are currently controlled by NCM pursuant to an account management agreement).  The source of these funds was the working capital of NP.  Neither NCG nor NCM directly owns any shares of Common Stock.

As of the filing date of this Amendment No. 7, NSOF I had invested $12,550,000 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer.  NSOF I’s initial investment was made in a promissory note that was convertible into shares of Common Stock of the Issuer. The source of these funds was the working capital of NSOF I.  The promissory note was fully converted into shares of Common Stock as of May 25, 2006, which such conversion did not require the payment of any additional consideration.

As of the filing date of this Amendment No. 7, NSOF II had invested $12,450,000  (inclusive of brokerage commissions) in shares of Common Stock of the Issuer.  NSOF II’s initial investment was made in a promissory note that was convertible into shares of Common Stock of the Issuer. The source of these funds was the working capital of NSOF II.  The promissory note was fully converted into shares of Common Stock as of May 25, 2006, which such conversion did not require the payment of any additional consideration.

As of the filing date of this Amendment No. 7, Mark Schwarz had invested $326,426 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer. The source of these funds was the personal funds of Mr. Schwarz.

As of the filing date of this Amendment No. 7, NFF had invested $22,280 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer. The source of these funds was the working capital of NFF.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

The Reporting Persons purchased the shares of Common Stock based on the belief that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities, the availability of shares of Common Stock at desirable prices and other considerations, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of shares of Common Stock in open market or private transactions, on such terms and at such times as the Reporting Persons deem advisable.  The Reporting Persons may also determine to distribute shares of Common Stock of the Issuer to individuals or entities holding, directly or indirectly, partnership interests in NP.

CUSIP NO. 40624Q104

Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Issuer, including with respect to the existing operations and future plans of the Issuer, communicating with other shareholders, seeking additional board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or hedging or similar transactions with respect to their shares of Common Stock or changing their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(b) is hereby amended and restated to read as follows:

(a)  The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 20,808,954 shares outstanding, which is the total number of shares of Common Stock outstanding as of August 11, 2008, as reported in the Issuer’s Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2008.

As of the filing date of this Amendment No. 7, NP beneficially owned 9,108,890 shares of Common Stock, representing approximately 43.8% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 7, NSOF I beneficially owned 1,643,965 shares of Common Stock, representing approximately 7.9% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 7, NSOF II beneficially owned 1,630,865 shares of Common Stock, representing approximately 7.8% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 7, NFF beneficially owned 2,400 shares of Common Stock, representing less than 1% of the issued and outstanding Common Stock of the Issuer.

NCM, as the general partner of each of NP, NSOF I, NSOF II and NFF, may be deemed to beneficially own the 9,108,890 shares, 1,643,965 shares, 1,630,865 shares and 2,400 shares of Common Stock beneficially owned by NP, NSOF I, NSOF II and NFF, respectively, and may also be deemed to beneficially own 1,515,151 shares of Common Stock of the Issuer controlled by NCM pursuant to an account management agreement under which NCM holds the power to vote and dispose of such shares. In total, NCM may be deemed to beneficially own shares representing approximately 66.8% of the issued and outstanding Common Stock of the Issuer.

CUSIP NO. 40624Q104

NCG, as the general partner of NCM, which in turn is the general partner of each of NP, NSOF I, NSOF II and NFF, may be deemed to beneficially own the 9,108,890 shares, 1,643,965 shares, 1,630,865 shares and 2,400 shares of Common Stock beneficially owned by NP, NSOF I, NSOF II and NFF, respectively, and 1,515,151 shares of Common Stock of the Issuer controlled by NCM pursuant to an account management agreement under which NCM holds the power to vote and dispose of such shares. In total, NCM may be deemed to beneficially own shares representing approximately 66.8% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 7, Mark Schwarz directly owned 50,821 shares of Common Stock and options to purchase 19,167 shares of Common Stock that are exercisable within 60 days of the filing date.  As the managing member of NCG, the general partner of NCM, which in turn is the general partner of each of NP, NSOF I, NSOF II and NFF, Mr. Schwarz may also be deemed to beneficially own the 9,108,890 shares, 1,643,965 shares, 1,630,865 shares and 2,400 shares of Common Stock beneficially owned by NP, NSOF I, NSOF II and NFF, respectively, and 1,515,151 shares of Common Stock of the Issuer controlled by NCM pursuant to an account management agreement under which NCM holds the power to vote and dispose of such shares. In total, Mr. Schwarz may be deemed to beneficially own shares representing 67.1% of the issued and outstanding Common Stock of the Issuer.

NCM, NCG and Mr. Schwarz disclaim beneficial ownership of the shares of Common Stock beneficially owned by NP, NSOF I, NSOF II and NFF, except to the extent of their pecuniary interest therein.

(b)  By virtue of his position with NP, NSOF I, NSOF II, NCM, NCG and NFF, Mr. Schwarz has the sole power to vote and dispose of the shares of Common Stock reported in this statement.

Item 5(c) is hereby amended to add the following:

(c)  The transactions in the Common Stock that were effected during the past sixty days by the Reporting Persons were (1) the distribution on November 10, 2008 by NP of a total of 629,353 shares of Common Stock to withdrawing partners of NP as of September 30, 2008 at a price of $9.09 per share (the closing price of the Common Stock as of September 30, 2008), and (2) the purchase transaction set forth on Schedule A (which was effected in the open market).

CUSIP NO. 40624Q104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2008	NEWCASTLE PARTNERS, L.P.

By: Newcastle Capital Management, L.P., its general partner
By: Newcastle Capital Group, L.L.C., ts general partner

	By:	/s/ Mark Schwarz
Mark Schwarz, Managing Member

NEWCASTLE SPECIAL OPPORTUNITY FUND I, L.P.

By: Newcastle Capital Management, L.P., its general partner
By: Newcastle Capital Group, L.L.C., its general partner

	By:	/s/ Mark Schwarz
Mark Schwarz, Managing Member

NEWCASTLE SPECIAL OPPORTUNITY FUND II, L.P.

By: Newcastle Capital Management, L.P., its general partner
By: Newcastle Capital Group, L.L.C., its general partner

	By:	/s/ Mark Schwarz
Mark Schwarz, Managing Member

NEWCASTLE CAPITAL MANAGEMENT, L.P.

By: Newcastle Capital Group, L.L.C.,
its general partner

	By:	/s/ Mark Schwarz
Mark Schwarz, Managing Member

CUSIP NO. 40624Q104

NEWCASTLE CAPITAL GROUP, L.L.C.

By:	/s/ Mark Schwarz
Mark Schwarz, Managing Member

/s/ Mark Schwarz
MARK SCHWARZ

NEWCASTLE FOCUS FUND II, L.P.

By: Newcastle Capital Management, L.P., its general partner
By: Newcastle Capital Group, L.L.C., its general partner

By:	/s/ Mark Schwarz
Mark Schwarz, Managing Member

CUSIP NO. 40624Q104

SCHEDULE A

Transactions in the Common Stock During the Past 60 Days by Mark Schwarz

Transaction	Quantity Purchased	Price Per Share ($)	Date of Purchase
Mark Schwarz
Purchase	2,000	8.87	September 19, 2008